

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2014

Via E-Mail
Mr. William M. Aisenberg
Executive Vice President and Chief Financial Officer
Ironclad Performance Wear Corp.
1920 Hutton Court, Suite 300
Farmers Branch, TX 75234

      Re: **Ironclad Performance Wear Corp.**
                  Item 4.01 Form 8-K
                  Filed August 21, 2014
                  Item 4.01 Form 8-K/A
                  Filed August 29, 2014
                  Response Letter Dated August 29, 2014
                  File No. 000-51365

Dear Mr. Aisenberg:

We have reviewed your response dated August 29, 2014 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 4.01 Form 8-K/A, Filed August 29, 2014

1. As previously requested, in connection with responding to our comments, please provide a written statement from the company acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please submit your written statement as correspondence on EDGAR as required by Rule 101 of Regulation S-T.

You may contact Sondra Snyder at (202) 551-3332 if you have questions. In her absence you may contact me at (202) 551-3737.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief

Cc: Louis Wharton, Esq.
        Stubbs Alderton & Markiles, LLP